Filed by CF Acquisition Corp. VI

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Commission File No.: 333-262725

The following interview between Christopher Pavlovski and Maria Bartiromo was posted to Rumble on April 27, 2022: https://rumble.com/v12mj3x-rumble-ceo-joins-maria-to-talk-about-rumble-truth-social-and-elon-musk.html. A transcript of the interview is as follows:

Maria Bartiromo: Online video platform Rumble announcing Truth Social, President Trump's social media platform, has migrated into its website – it – it migrated its website and its mobile applications to Rumble's Cloud. Rumble has seen a surge in growth in 2022 with the company reporting new records for monthly active users, minutes watched for – per month, and hours of updated videos per day. In March alone, Rumble saw a record high of 44.3 million monthly active users.

And joining us right now is the boss, he is the CEO of Rumble, Chris Pavlovski. Chris, it's great to see you.

Chris Pavlovski: Thank you for having me. So excited to be here in studio.

Maria: Yeah. Congratulations. Wow. What a month it's been for you. Tell us about it.

Chris:

Yeah, we – we're coming off the greatest quarter that we've ever seen. It's been, I guess, for the last two years it's just been, you know, 45 degrees to the right, and this last quarter is – is a tide that kind of broke all records on every single KPI that we're looking at, and it's been quite exciting.

Maria: We're looking at the graphic right now. These are the top three apps on the App Store, and look at who's number one. Truth Social, number one, ahead of Twitter, ahead of TikTok. This happened after they migrated to Rumble. How did that go? Tell me about your Cloud business.

Chris: So it was early Thursday morning of last week that we did the cut over to – to the Rumble Cloud, and since we've cut over, you've kind of seen the – the growth that's happened on Truth Social.

It – it is a – it is opened up. Everyone can now go there, download it from the app store, and the Cloud is supporting the entire app. So it's – it's pretty exciting to be supporting the number one app in the App Store on the Rumble Cloud. I think that's a huge feat. I guess no one right now is generating more downloads than Truth, and we can handle it.

Maria: Amazing.

Male Voice: Chris, more than a few folks have been talking over the last 24 hours how many followers they've gained on Twitter. And we're not talking, hey, I got 100, I got 1,000. We're talking 20,000, 30,000, 100,000. What's your theory behind that? Because we've heard a lot of theories.

Chris: Yeah, no, I think it's a combination of obviously you can see Twitter is number two in the App Store. I don't think they were that for – for quite some time. So they're, you know, attracting a lot of new users, and – and that's accelerating. And then there's also the idea that, you know, there – there's a new – there's a new sheriff in town at Twitter. Are – are people changing things? Are – are things happening behind the scenes that we're not aware of? I think that's something that we need to – to ask.

Maria: Yeah.

Chris: Because definitely, you know, you're seeing the engagement move up on – on the platform, but still not to the same type of engagement that we're seeing on – on Truth, on – on the Rumble profile.

Maria: I think this is a really important point. We all gained followers in the last 24 hours. Dagen gained followers the second the – the deal was announced. But give us a sense of what this has done to the whole industry. I mean, the liberal left is going nuts saying that, you know, oh, my God, free speech is dangerous to the democracy. It – I mean, honestly, that is what Elizabeth Warren said, okay?

Chris: Yeah.

Mary Dagen McDowell: We need censorship to save democracy is what Max Boot said.

Maria: Exactly. And that's what Elizabeth Warren said. But you see it differently.

Chris: No, absolutely. So Rumble and Truth have been trailblazers in this – this new asset class, and what Elon has done here is – is fantastic in my opinion. It's really broadened and amplified this – this asset class. I'm – I'm here in New York, and we're getting more calls from investors than we've ever seen before because now everybody wants to be part of this free speech ecosystem.

In addition to that, like, Twitter opening up is a good thing. Rumble users now can – can share their videos and hopefully, you know, be able to find new audiences and – and grow their – their audiences on Rumble. And on – on top of that, you know, we also have to remember, free speech doesn't happen at the – at the platform level. Free speech happens at the infrastructure level, and – and that's why Truth Social chose Rumble Cloud to be, you know, to – selected us to be their Cloud because we all know that what Amazon did to Parler.

And, you know, that's something that's of – of concern at Twitter. They're – I think they're on Amazon AWS, so we – that – that – I think that also presents a huge opportunity for – for companies in this free speech ecosystem. So I'm – I'm really excited with what Elon's doing.

Maria: What a great point.

Mary: Yeah, I called – I called Apple, Facebook, Amazon, the horsemen of the apocalypse, with what they – and – and – I'm leaving – leaving one out. It – that – but you're seeing – you're seeing the EU threaten Twitter. You must abide by our content regulations, additional regulations that Hillary Clinton has gotten behind, in the European Union. So what you're seeing is because they had the technology companies in their pocket censoring speech in the private sector, which is allowed under the First Amendment, but now that you have the opening of speech, particularly on Twitter, you're going to see more and more pressure from left-wing lawmakers to put in place laws that will crack down on the very free speech. So may – if not here, then in Europe because then the tech companies here would have to abide by the regulations in Europe. So we look okay because we have a constitution, but again, this is their way to censor – to continue to censor.

Maria: We'll see – we'll see because I'm wondering if the democrats are going to give – lend – lend Twitter a hand. You know, let's double down on the investigations of Elon Musk. You know, let – let's put some regulations in place to make it tougher. I don't know.

Mary: Well, that's also what Jeff Bezos was – he was sending a message to the editors and reporters at the Washington Post saying, oh, well, what about China?

Maria: Yeah.

Mary: Raising that question. That was a signal that you go – start going through Elon Musk's garbage.

Maria: Right. Exactly.

Mary: Literally and figuratively.

Chris: Yeah, yeah, I think it's just great, you know, being in America. We're moving to America. The First Amendment is here, and that's – that's written in stone, so, you know, that's – that's really important. And what happens in other jurisdictions is, you know, if – if other countries want to move towards – more towards censorship like you see in China, you know, I'm not for that, and I hate that, and if they do that, you know, we won't operate there. That simple. We're going to operate in – in a jurisdiction that's for free speech and – which is, like, the foundation of democracy.

Maria: Sure is.

Chris: And that – that's what this company is all about, and we don't want any – we don't want to be anywhere if they're doing things like that.

Maria: Real quick before you go. This was your first client on the Cloud; right?

Chris: Yes, it was.

Maria: So what, is this is the priority now? I mean, are you going to get more migrations onto Rumble? Where's the growth story here at Rumble?

Chris: Yeah. So this is the first major client. We're super excited because they're first in App Store, so it shows that we're really capable with the Cloud. And, you know, the amount of incoming and people interested in this Cloud is – is enormous right now. The – this ecosystem is a lot bigger than what everyone is saying it is. It – it's huge. And we're looking forward to launching that in the next – the next year in 2023. So we're very, very excited about opening up that Cloud to everyone else.

Maria: Fantastic. And we will be putting a spotlight on it. Good to see you.

Chris: Thank you very much.

Maria: Thanks very much.

Chris: Thanks for having me, Maria.

Maria: Chris Pavlovski joining us, the CEO at Rumble.

End of recording.

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In connection with the interview, Rumble tweeted the following:

CEO of Rumble joined @MariaBartiromo this morning to talk about Rumble's growth, Truth's migration to Rumble Cloud and what @elonmusk's move on Twitter means for the free speech asset class.

NOTE: Fox used the wrong ticker, Rumble will merge with $CFVI

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Important Information and Where to Find It

This communication relates to a proposed transaction between Rumble Inc. (“Rumble”) and CF Acquisition Corp. VI (“CFVI”). This communication does not constitute an offer to sell or exchange, or the solicitation of an offer to buy or exchange, any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. The proposed transactions will be submitted to CFVI’s stockholders for their consideration and approval at a special meeting of stockholders. In connection with the proposed transactions, CFVI has filed a registration statement on Form S-4 (the “Registration Statement”), which included a preliminary proxy statement / prospectus in connection with CFVI’s solicitation of proxies for the vote by CFVI’s stockholders in connection with the proposed transactions and other matters as described in such Registration Statement, as well as the prospectus relating to the offer of the securities to be issued to Rumble’s shareholders in connection with the completion of the proposed transactions. After the Registration Statement has been declared effective, CFVI will mail a definitive proxy statement / prospectus and other relevant documents to its stockholders as of the record date established for voting on the proposed transactions. Investors and security holders of CFVI are advised to read the preliminary proxy statement and any amendments thereto, and, when available, the definitive proxy statement / prospectus, in connection with CFVI’s solicitation of proxies for its special meeting of stockholders to be held to approve the proposed transactions because the proxy statement / prospectus will contain important information about the proposed transaction and the parties to the proposed transactions. Investors and security holders will be able to obtain free copies of the Registration Statement, including the proxy statement / prospectus and all other relevant documents filed or that will be filed with the SEC by CFVI through the website maintained by the SEC at www.sec.gov. The documents filed by CFVI with the SEC also may be obtained free of charge upon written request to CFVI at 110 East 59th Street, New York, NY 10022.

NEITHER THE SEC NOR ANY STATE SECURITIES REGULATORY AGENCY HAS APPROVED OR DISAPPROVED THE TRANSACTIONS DESCRIBED IN THIS DOCUMENT, PASSED UPON THE MERITS OR FAIRNESS OF THE BUSINESS COMBINATION OR RELATED TRANSACTIONS OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE DISCLOSURE IN THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY CONSTITUTES A CRIMINAL OFFENSE.

Participants in the Solicitation

CFVI and Rumble and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from CFVI’s shareholders in connection with the proposed transactions. CFVI’s stockholders and other interested persons may obtain, without charge, more detailed information regarding the directors and executive officers of CFVI in the Registration Statement. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies from CFVI’s stockholders in connection with the proposed business combination is set forth in the Registration Statement.

No Offer or Solicitation

This document is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the potential transaction and shall not constitute an offer to sell or a solicitation of an offer to buy the securities of CFVI or Rumble, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act of 1933, as amended.

Forward-Looking Statements

This document contains "forward-looking statements" within the meaning of Section 27A of the Securities Act and Section 21E of the Securities Exchange Act of 1934, as amended, including statements regarding the proposed transaction between CFVI and Rumble. Such forward-looking statements include, but are not limited to, statements regarding the closing of the transaction and CFVI's, Rumble's, or their respective management teams' expectations, hopes, beliefs, intentions or strategies regarding the future. The words "anticipate", "believe", "continue", "could", "estimate", "expect", "intends", "may", "might", "plan", "possible", "potential", "predict", "project", "should", "would" and similar expressions may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to assumptions, risks and uncertainties. These statements are based on various assumptions, whether or not identified in this document. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as and must not be relied on by an investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of CFVI and Rumble. Many factors could cause actual future events to differ from the forward looking-statements in this document, including but not limited, to (i) the risk that the transaction may not be completed in a timely manner or at all, (ii) the failure to satisfy the conditions to the consummation of the transaction, (iii) the inability to complete the PIPE offering, (iv) the occurrence of any event, change or other circumstance that could give rise to the termination of the business combination agreement , (v) the outcome of any legal proceedings that may be instituted against Rumble and/or CFVI related to the business combination agreement, (vi) the ability to maintain the listing of CFVI stock on Nasdaq (or, if applicable, to list and maintain the listing of the combined entity on the NYSE), (vii) costs related to the transactions and the failure to realize anticipated benefits of the transactions, (viii) the effect of the announcement or pendency of the transaction on Rumble's business relationships, operating results, performance and business generally, (ix) changes in the combined capital structure of Rumble and CFVI following the transactions, (x) changes in laws and regulations affecting Rumble's business, (xi) risks related to Rumble's potential inability to achieve or maintain profitability and generate cash, (xii) the enforceability of Rumble's intellectual property, including its patents and the potential infringement on the intellectual property rights of others, (xiii) the potential for and impact of cyber related attacks, events or issues effecting Rumble, its business and operations, and (xiv) other risks and uncertainties indicated from time to time in the filings of CFVI, including the definitive Registration Statement that CFVI will file, which will include a proxy statement/prospectus related to the potential business combination. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and Rumble and CFVI assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Neither Rumble nor CFVI gives any assurance that either Rumble or CFVI will achieve its expectations.